Correspondence

May 22, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jenny O'Shanick, Esq. Division of Corporation Finance Office of Manufacturing

Re:         The LGL Group, Inc.
Registration Statement on Form S-1
Filed May 14, 2026
File No. 333-295925

Ladies and Gentlemen:

On behalf of The LGL Group, Inc., a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of Amendment No. 1 to the captioned Registration Statement on Form S-1 (the “Amendment”), covering (i) transferable subscription rights to be distributed in connection with a rights offering by the Company to the holders of record as of the close of business on the record date declared by the Company’s Board of Directors of its common stock, to purchase up to 6,540,435 shares of common stock, and (ii) up to 6,540,435 shares of common stock issuable upon the exercise of the rights (assuming the exercise of all rights offered).

The Amendment is being filed solely to amend Item 16 of Part II thereof and to include the opinion filed as Exhibit 5.1 thereto. The Amendment does not modify any provision of the preliminary prospectus contained in Part I. Accordingly, the preliminary prospectus has been omitted.

Subject to any comments that the staff may have on the Registration Statement, the Company expects to file its request with the staff on Tuesday, May 26, 2026, for acceleration of effectiveness of the Registration Statement to 4:30 p.m. on Thursday, May 28, 2026, or as soon thereafter as practicable.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Amendment or the offering, please do not hesitate to contact me (tel.: (212) 451-2234) or Jason D. Lamb, the Company’s Chief Executive Officer (tel.: (571) 283-4001).

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

Enclosures

cc:	Mr. Jason D. Lamb Mr. Marc Gabelli